United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2002
Commission File Number 001-15190

SATYAM COMPUTER SERVICES LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R. District – 500855
Hyderabad, Andra Pradesh
India
(91) 40-309-7505
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

TABLE OF CONTENTS

1. **Other Events**

On October 23, 2002, the Company released a press release concerning its financial results for the quarter and half year ended September 30, 2002 prepared under Indian (audited) and U.S. (unaudited) generally accepted accounting principles. The release contained an overview of the Company's financial results for the fiscal quarter ending September 30, 2002, and noted revenue projection for the year-ending March 31, 2003, remains unchanged. The release highlighted the addition of new customers and the proposed US$20 million investment by two parties in the Company's subsidiary, Satyam Infoway Limited, which will have the effect of reducing the Company's ownership of Satyam Infoway Limited to 35%. A copy of the release is attached hereto as exhibit 99.1 and is incorporated herein by reference.

On October 23, 2002, as required by the Indian stock exchanges on which the Company's shares are listed, the Company published a summary of its financial results for the quarter and half year ended September 30, 2002 prepared under Indian (audited) and on voluntary basis U.S. (unaudited) generally accepted accounting principles. The summary of second quarter financial results filed with the Indian Exchanges was accompanied by an Investor Link News Update which provided further details on the matters covered in the release. A copy of the summary of second quarter financial results is attached hereto as exhibit 99.2 and is incorporated herein by reference. A copy of the Investor Link News Update is attached hereto as exhibit 99.3 and is incorporated herein by reference.

IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE COMPANY AND THE EFFECT OF THE PROPOSED INVESTMENT IN THE COMPANY'S SUBSIDIARY, SATYAM INFOWAY LIMITED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS—WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE CAPTIONS "RISKS RELATED TO OUR OVERALL OPERATIONS" AND "RISKS RELATED TO OUR INTERNET SERVICES BUSINESS" UNDER THE HEADING "RISK FACTORS" IN OUR REPORT ON FORM 6-K CONCERNING THE FISCAL QUARTER ENDED JUNE 30, 2002 FURNISHED TO THE SECURITIES EXCHANGE COMMISSION ON AUGUST 13, 2002 AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT *WWW.SEC.GOV*.

2. **Exhibits**

99.1   Press Release of the Company dated October 23, 2002.
99.2   Summary of Second Quarter Financial Results of the Company dated October 23, 2002.
99.3   Investor Link News Update of the Company dated October 23, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: October 23, 2002

SATYAM COMPUTER SERVICES LIMITED

By: _____/s/___G. JAYARAMAN_____

G. Jayaraman
Vice President Corporate Affairs
and Company Secretary

EXHIBIT INDEX

99.1   Press Release of the Company dated October 23, 2002.

99.2   Summary of Second Quarter Financial Results of the Company dated October 23, 2002.

99.3   Investor Link News Update of the Company dated October 23, 2002.

Exhibit 99.1

PRESS RELEASE

Satyam's total income crosses the Rs.500-crore mark in a quarter

Operating margins rise. Annual Revenue guidance maintained.

HYDERABAD (INDIA), OCTOBER 23, 2002:   The audited results of Satyam Computer Services Limited (Satyam) (NYSE: SAY) for the quarter ended September 30, 2002 (Q2), were approved at the Board meeting held here today.

The total income for the quarter (under Indian GAAP) was Rs 505.05 crores (US$ 103.90 million), representing a 7.12% sequential growth. The income from software services exceeded the higher end of the guidance, at Rs.499.13 crore (US $ 102.68 million) registering a 17% growth as compared to the corresponding quarter of the previous year. Sequential software services' revenue growth in dollar terms was 8.39%. This is the first time in Satyam's history when quarterly revenue breached the US$100-million mark. Revenue guidance for the whole year is also maintained at 18-20% growth, in US dollar terms.

EBIDTA margins have also risen from 30.89% to 31.23%, the second sequential quarter of such increase. EPS at Rs 3.76, inclusive of Rs 0.46 per share gain on sale of our stake in the Satyam GE joint venture, however, represented lower than earnings guidance. However, due to the strong rupee and its effect on other income, the forecast for annual EPS now stands revised at Rs 16.06 to Rs 16.26, inclusive of Rs 0.46 on account of gain on sale of Satyam's stake in the Satyam GE joint venture.

Commenting on the results, Satyam Chairman B. Ramalinga Raju said, " Satyam benefited from the growing trend towards higher offshore outsourcing, even as global IT services companies were affected by the challenging market scenario. In our opinion this trend is likely to continue and gain momentum".

With the addition of 23 new customers during the quarter, the client list grew both in terms of quality and potential. Satyam now has 72 Fortune 500 customers, compared to only 50 Fortune 500 customers in corresponding quarter of the previous year.

The quarter also saw several global awards recognising the quality of the work the company executed for its customers. Satyam's offshore service delivery program was cited as "industry best practice" by Aberdeen—a leader in providing market analysis and positioning services, based in the US. The intranet site designed and developed for World Bank, by Satyam, was ranked among the world's 10 best intranet sites by Nielsen Norman group—a reputed US agency.

As announced earlier, the proposed US$20 million investments by SOFTBANK Asia Infrastructure Fund and VentureTech, will have the effect of reducing Satyam's stake in SIFY to 35%, thus fulfilling our stated commitment to investors. Upon completion of this transaction, SIFY will cease to be a subsidiary of Satyam and as per Indian GAAP and US GAAP its financials need not be consolidated with our accounts. With fresh funds, SIFY has the opportunity to consolidate its leadership and become profitable.

PRESS RELEASE

Financial Highlights

Indian GAAP

For Q2, Satyam announced a total income of Rs. 505.05 crore (US$ 103.90 million) and a net profit of Rs. 118.16 crore (US$ 24.31 million).

In Q2, the Company recorded a net income of Rs.14.55 crore (net of taxes of Rs.3.79 crore) from the sale of its 50% stake in Satyam GE Software Services Private Ltd. (joint venture with GE) to GE. On excluding this income, the net profit from ordinary/recurring operations for Q2 was Rs.103.61 crore (US$ 23.31 million) resulting in an EPS of Rs. 3.70 on par value of Rs.2 per share. The corresponding EPS in the Q2 of financial year 2001-02 was Rs.4.26.

For the six months ended September 30, 2002, Satyam recorded a total income of Rs. 976.53 crore (US$ 200.19 million) and a net profit of Rs.226.60 crore (US$ 46.45 million).

The Board of Directors has recommended an interim dividend of 40% on par value of Rs.2 per share.

US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter ended September 30, 2002 (Q2) were approved in the Board meeting held on October 23, 2002.

- Revenue for Q2 was US$ 116.30 million, a 13.26% increase from US$ 102.68 million in the corresponding quarter of financial year 2001-02.

- Revenue for Q2 was up 9.44% sequentially.

- Net income for Q2 was US$ 13.21 million compared to net loss of US$ 37.63 million in the corresponding quarter of the financial year 2001-02.

The difference in the net income recorded for the quarter according to Indian and US GAAP is primarily explained by

- Losses incurred by subsidiaries and joint ventures of US$ 4.88 million.

- Charge-off of put option issued to TRW Inc., of US$ 3.22 million.

For any clarifications, please contact:

Srinivas V
Sr. Vice President & CFO
Satyam Computer Services Ltd.

Phone: 91 40 784 3222 (Ext: 4300)
email: *srinivas_vadlamani@satyam.com*

Abhijit Roy
General Manager,
Corporate Communications
Satyam Computer Services Ltd.
Phone: +91-40-3306767 (Ext: 7843)
Mobile: 98494 46253
e-mail: *abhijit_roy@satyam.com*

PRESS RELEASE

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements—Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at *www.sec.gov*

Exhibit 99.2

Satyam Computer Services Limited
Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad—500 003

Audited Financial Results for the quarter and half year ended September 30, 2002

Rs. in Lakh

SI.No.	Particulars	Quarter Ended 30-09-2002	Quarter Ended 30-09-2001	Half year Ended 30-09-2002	Half year Ended 30-09-2001	Year Ended 31-03-2002
1	Income from Software Exports	49,278.05	41,881.16	95,171.40	81,955.64	170,307.88
2	Income from Domestic Sales	635.67	781.98	1,123.90	1,897.83	2,886.37
3	Other Income	591.35	2,687.28	1,357.87	3,599.43	7,115.28
4	**Total Income**	**50,505.07**	**45,350.42**	**97,653.17**	**87,452.90**	**180,309.53**
5	Personnel Expenses	24,239.65	17,774.85	47,405.69	35,372.56	78,906.42
6	Operating & Administration Expenses	10,087.76	10,163.97	18,975.23	18,864.40	36,171.60
7	Total Expenditure	34,327.41	27,938.82	66,380.92	54,236.96	115,078.02
8	**Profit before interest, depreciation & tax (PBIDT)**	**16,177.66**	**17,411.60**	**31,272.25**	**33,215.94**	**65,231.51**
9	Financial Expenses	19.15	68.83	33.80	886.21	959.53
10	Depreciation	3,112.18	2,932.45	6,258.05	5,225.90	11,745.83
11	Profit before tax	13,046.33	14,410.32	24,980.40	27,103.83	52,526.15
12	Provision for Tax	1,230.78	1,002.26	2,320.34	1,549.35	3,513.30
13	**Net Profit**	**11,815.55**	**13,408.06**	**22,660.06**	**25,554.48**	**49,012.85**
14	Extraordinary Items	—	—	—	—	(4,075.32)
15	**Profit after Tax and Extraordinary Items**	**11,815.55**	**13,408.06**	**22,660.06**	**25,554.48**	**44,937.53**
16	Paid-up equity share capital (Par value of Rs.2 per share)	6,290.82	6,290.80	6,290.82	6,290.80	6,290.80
17	Reserves excluding revaluation reserves	206,903.81	169,528.92	206,903.81	169,528.92	186,748.50
18	EPS—Basic* (On par value of Rs. 2 per share)					
	—With Extraordinary Items (Rs.)	3.76	4.26	7.20	8.34	14.47
	—Without Extraordinary Items (Rs.)	3.76	4.26	7.20	8.34	15.78
19	EPS—Diluted* (On par value of Rs. 2 per share)					
	—With Extraordinary Items (Rs.)	3.75	4.24	7.19	8.29	14.46
	—Without Extraordinary Items (Rs.)	3.75	4.24	7.19	8.29	15.77
20	Dividend per share (Rs.) (On par value of Rs. 2 per share)	0.80	0.50	0.80	0.50	1.20
21	Aggregate of non-promoter shareholding					
	—Number of Shares	246,550,286	242,903,056	246,550,286	242,903,056	244,511,316
	—Percentage of shareholding	78.38	77.22	78.38	77.22	77.44

EPS for the quarter and half year ended September 30, 2002 includes Rs. 0.46 per share due to profit on sale of the company's stake in Satyam GE Software Services Private Ltd.

Segment wise revenue, results and capital employed for the
quarter and half year ended September 30, 2002

Rs. in lakh

SI.No.	Particulars	Quarter Ended 30-09-2002	Quarter Ended 30-09-2001	Half year Ended 30-09-2002	Half year Ended 30-09-2001	Year Ended 31-03-2002
1	**Segment Revenue**					
	Information Technology Services	49,913.72	42,663.14	96,295.30	83,853.47	173,194.25
	Less : Inter segment revenue	—	—	—	—	—
	Net Sales Income from Operations	49,913.72	42,663.14	96,295.30	83,853.47	173,194.25
2	**Segment Results Profit / (Loss) before tax and interest**					
	Information Technology Services	12,474.13	11,791.87	23,656.33	24,390.61	46,370.40
	Less : Interest and Financial Charges	19.15	68.83	33.80	886.21	959.53
	Add: Other income	591.35	2,687.28	1,357.87	3,599.43	7,115.28
	Total Profit Before Tax	**13,046.33**	**14,410.32**	**24,980.40**	**27,103.83**	**52,526.15**
3	**Capital Employed**					
	Information Technology Services	102,462.79	119,296.60	102,462.79	119,296.60	99,175.39

Notes:

1. The results for the quarter and half year ended September 30, 2002 have been taken on record by the Board of Directors at its meeting held on October 23, 2002.

2. The Board of Directors have declared an interim dividend of Rs.0.80 per share (40% on par value of Rs. 2 per share). The record date for payment of interim dividend will be November 8, 2002.

3. The total manpower strength as on September 30, 2002 stood at 8,953 associates as against 8,726 associates as on June 30, 2002 signifying an increase of 227 associates. The number of technical associates increased by 242 to close the quarter at 8,230 (7,988 associates as on June 30, 2002).

4. In terms of shareholders' agreement entered into by the company with GE Pacific (Mauritius) Ltd., Mauritius (GEPL), entire holding of the company in Satyam GE Software Services Private Limited (SGE) has been transferred in favour of GEPL for a sale consideration of US$ 4 million. The profit on the above transaction amounting to Rs.1,833.55 lakh (gross of tax of Rs.378.94 lakh) has been recognised in the profit and loss account. EPS for the quarter and half year ended September 30, 2002 includes Rs.0.46 per share due to above profit.

5. During the quarter ended September 30, 2002, the company has recorded an impairment charge of Rs.75.18 lakh relating to its investment in Jasdic Park Company as a result of the decision to liquidate the Jasdic Park Company by its Board of Directors.

6. During the quarter ended September 30, 2002, the company allotted 1,200 equity shares of Rs. 2 each pursuant to exercise of stock options by the associates.

7. On October 7, 2002, Satyam Infoway Ltd. (Sify), a subsidiary company, entered into a definitive agreement with a company controlled by Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech) for an investment of US$20 million by subscribing to new shares of Sify. These transactions are expected to be completed by December 31, 2002, subject to receipt of all statutory approvals, requisite shareholder approvals and reasonable financial performance relative to estimates, except for US$ 3.5 million from VentureTech, which is expected to be completed by April 30, 2003. Upon completion of the entire transaction, Satyam's holding in Sify will reduce to 35% from the current 52.5%.

8. Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.

For and on behalf of the Board of Directors

Sd/- _____

B.Rama Raju
Managing Director

Place: Secunderabad
Date: October 23, 2002

Unaudited Consolidated Financial Results as per US GAAP for the quarter and half year ended September 30, 2002

SI.No.	Particulars	Quarter Ended (30-09-2002) Unaudited	Quarter Ended 30-09-2001 Unaudited	Half year Ended 30-09-2002 Unaudited	Half year Ended 30-09-2001 (Unaudited)	Year Ended 31-03-2002 (Audited)
		(In thousand US$)				
1	Revenues	116,304	102,682	222,574	202,409	414,491
2	**Gross Profit**	**48,176**	**46,344**	**90,023**	**89,124**	**175,495**
3	Amortization and impairment of Goodwill	—	88,386	—	95,725	98,112
4	**Profit / (Loss) before income taxes, and minority interest and equity earnings / (Losses) of associate companies**	**11,041**	**(69,509)**	**26,776**	**(66,089)**	**(4,879)**
5	Minority Interest	4,334	56,290	8,593	64,558	73,406
6	**Net Income / (Loss)**	**13,215**	**(37,639)**	**29,331**	**(29,030)**	**25,892**
7	Earnings / (Loss) per Share					
	—Basic (US$)	0.04	(0.13)	0.09	(0.10)	0.08
	—Diluted (US$)	0.04	(0.13)	0.09	(0.10)	0.08

Notes to Consolidated Financial Results as per US GAAP:

1. The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method.

2. The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on September 30, 2002, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam ideaedge Technologies Pvt. Ltd., and Nipuna Services Limited. The results also include Satyam Associate Trust, US GAAP consolidated results of Satyam Infoway Ltd. where our holding is 52.5% as on September 30, 2002, and Satyam Manufacturing Technologies Inc., our joint venture with TRW Inc., in which our holding is 76% as on September 30, 2002. The results of the joint ventures that have been accounted on equity method include Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in both the joint ventures is to the extent of 50% as on September 30, 2002.

3. Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and half year ended September 30, 2002 is as follows:

SI.No.	Particulars	Quarter Ended 30-09-2002 (Unaudited)	Quarter Ended 30-09-2001 (Unaudited)	Half Year Ended 30-09-2002 (Unaudited)	Half Year Ended 30-09-2001 (Unaudited)	Half Year Ended 31-03-2002 (Audited)
		In thousand US$				
1	**Net Profit as per Indian GAAP**	**24,300**	**28,307**	**46,441**	**54,190**	**94,373**
2	Profit / (Loss) of Subsidiaries and Joint Ventures	(4,885)	(63,650)	(10,489)	(75,377)	(86,219)
3	Deferred Stock Compensation Charge	(425)	(2,475)	(910)	(5,401)	(10,479)
4	Amortization and impairment of Goodwill	—	(1,086)	—	(2,182)	(4,311)
5	Gain on sale of shares of Satyam Infoway Ltd. to GSIC	—	—	—	—	35,156
6	Sale of stake in SGE.	(2,339)	—	(2,339)	—	—
7	Charge off of put option to TRW, Inc.	(3,217)	1,797	(3,213)	1,369	(10,144)
8	Others (net)	(219)	(532)	(159)	(1,629)	(867)
9	Provision not required under US GAAP	—	—	—	—	8,383
10	Total Adjustments	(11,085)	(65,946)	(17,110)	(83,220)	(68,481)
11	**Net Profit / (Loss) as per US GAAP**	**13,215**	**(37,639)**	**29,331**	**(29,030)**	**25,892**

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements – Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at *www.sec.gov*.

Exhibit 99.3

October 23 • , 2002

Dear Investor,

This issue of InvestorLink captures our Q2 results, a quarter which saw us crossing the US$100-million revenue mark for the first time. Revenue at Rs.499.14 crore (US$102.68 million), represents a 7.62% (8.39% in US$ terms) sequential growth and exceeds the higher end of our guidance. It is also heartening that EBIDTA margins have risen from 30.89% to 31.23%, the second sequential quarter of such increase. EPS at Rs 3.76, inclusive of Rs 0.46 gain on sale of our stake in the Satyam GE joint venture, however, represented lower than earnings guidance.

During the quarter we added 23 new customers. More importantly, our customer list continues to grow in quality and potential. A clear measure of this is, now we have 72 Fortune 500 customers compared to Q2 a year ago when we had only 50 Fortune 500 customers. The quarter also saw several global awards recognizing the quality of the work we execute for our customers.

Even as global IT services companies were affected by the challenging market scenario, Satyam benefited from the growing trend towards higher offshore outsourcing. In our opinion this trend is likely to continue and gain momentum. Consequently, we remain confident of achieving our stated revenue guidance for the whole year, However, due to the strong rupee and its effect on our other income, our forecast for annual EPS now stands revised at Rs 16.06, inclusive of Rs 0.46 on account of gain on sale of our stake in the Satyam GE joint venture.

As announced earlier, the proposed US$20Mn investments by SOFTBANK Asia Infrastructure Fund (SAIF), through a company controlled by it, and VentureTech Solutions Private Ltd. (VentureTech) will have the effect of reducing our stake in SIFY to 35%, thus fulfilling our stated commitment to investors. Upon completion of this transaction, SIFY will cease to be a subsidiary of Satyam and as per Indian GAAP and US GAAP its financials need not be consolidated with our accounts, With fresh funds, SIFY has the opportunity to consolidate its leadership position in the internet space and become profitable.

Nipuna, our BPO subsidiary, continues to gather pace in business development, infrastructure, management and processes.

B. Ramalgina Raju

Q2 Highlights

For the Quarter Ended September 30, 2002

- Total income for Q2 increased 11.37% yoy while net profit for Q2 reduced by 11.88% yoy.

- Sequential growth of 7.62% (8.39% in US$ terms) in software income over Q1.

- Gross client additions at 23 for the quarter including 5 Fortune 500 companies.

- Satyam wins the prestigious "Golden Peacock Award 2002" given by the Institute of Directors (IOD) for Excellence in Corporate Governance in the private sector/large companies category.

Note: Total Income, Software Income and Net Profit mentioned in the above statements are as per Indian GAAP.

Financial Highlights—Indian GAAP

The audited results of Satyam Computer Services Ltd. (Satyam) for the quarter ended September 30, 2002 (Q2) were approved in the Board meeting held on October 23, 2002.

- For Q2, Satyam announced a total income of Rs.505.05 crore (US$ 103.90 million) and a net profit of Rs.118.15 crore (US$ 24.31 million).

- The EPS for the quarter was Rs.3.76 including Rs.0.46 gain on sale of stake in Satyam GE Joint Venture.

- In Q2, the Company recorded a net income of Rs.14.55 crore from the sale of its 50% stake in Satyam GE Software Services Private Ltd. (joint venture with GE) to GE. On excluding this income, the net profit from ordinary/recurring operations for Q2 was Rs.103.60 crore (US$ 21.31 million).

- For the six months ended September 30, 2002, Satyam recorded a total income of Rs.976.53 crore (US$ 200.19 million) and a net profit of Rs.226.60 crore (US$ 46.45 million).

- The Board of Directors have declared an interim dividend of 40% on par value of Rs.2 per share.

Increase over corresponding quarter of last year

	Q2 (2002-03)	Q2 (2001-02)	% increase
Total Income (Rs. million)	5050.51	4535.04	11.37
($ million)	103.90	95.92	8.32
Software Revenues (Rs. million)	4991.37	4266.31	16.99
($ million)	102.68	90.24	13.79
Net Profit (Rs. million)	1181.56	1340.81	-11.88
($ million)	24.31	28.36	-14.29
Operating Margins	31.23%	34.51%	

Increase over consecutive quarter

	Q2 (2002-03)	Q1 (2002-03)	% increase
Total Income (Rs. million)	5050.51	4714.81	7.12
($ million)	103.90	96.30	7.89
Software Revenues (Rs. million)	4991.37	4638.16	7.62
($ million)	102.68	94.73	8.39
Net Profit (Rs. million)	1181.56	1084.45	8.95
($ million)	24.31	22.15	9.74
Operating Margins	31.23%	30.89%	

Six monthly Figures

	HY (2002-03)	HY (2001-02)	% increase
Total Income (Rs. million)	9765.32	8745.29	11.66
($ million)	200.19	185.71	7.80
Software Revenues (Rs. million)	9629.53	8385.35	14.84
($ million)	197.41	178.07	10.86
Net Profit (Rs. million)	2266.01	2555.45	-11.33
($ million)	46.45	54.27	-14.40
Operating Margins	31.07%	35.32%	

Financial Highlights—US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter ended September 30, 2002 (Q2) were approved in the Board meeting held on October 23, 2002.

- Revenue for Q2 was US$ 116.30 million, a 13.26% increase from US$ 102.68 million in the corresponding quarter of financial year 2001-02.
- Revenue for Q2 was up 9.44% sequentially.
- Net income for Q2 was US$ 13.21 million compared to net loss of US$ 37.63 million in the corresponding quarter of the financial year 2001-02.

The difference in the net income recorded for the quarter according to Indian and US GAAP is primarily explained by:

- Losses incurred by subsidiaries and joint ventures of US$ 4.88 million.
- Charge off of put option issued to TRW Inc., of US$ 3.22 million.

Q2: Performance against guidance

Parameters	Projected	Actuals
Income from Software Services	Rs.475-490 cr	Rs.499.14 cr
Operating margin	Around 31%	31.23%
EPS	Rs.3.5-Rs.3.6	Rs.3.76*

*   Includes Rs.0.46 gain from sale of stake in Satyam GE Joint Venture

Business Outlook

The company's outlook for the quarter ending December 31, 2002 is as follows:

Income from software services is expected to be between Rs.525 crore and Rs540 crore and the operating margin is expected to be around 32%.

The EPS for the quarter is expected to be between Rs.4.00 to Rs.4.20.

The company's outlook for the financial year ending March 31, 2003 is as follows:

For financial year 2002-03, income from software services is expected to grow between 18% and 20% in US$ terms. Accordingly, income from software services is expected to be between Rs. 2080 crore and Rs. 2116 crore, and the operating margin is expected to be around 32%.

The EPS for the fiscal is expected to be between Rs.16.06 and Rs.16.26, including Rs.0.46 per share due to the profit from sale of Satyam's stake in Satyam GE Software Services Private Ltd.

Business Highlights

New Customer Acquisitions

The expanding global nature of Satyam's business has been truly reflected in the new customer acquisitions during Q2. While the US continued to contribute the largest number of new customers, this quarter also witnessed increasing customer additions in the Asia-Pacific region. A noticeable feature during Q2 was the penetration into newer industry sectors such as the utilities and the US retail industry.

Satyam acquired 23 new clients in Q2 of which five are from the Fortune 500 list.

Some prominent additions include Johnson & Johnson, Ports Customs and Free Zone Corporation of Dubai, a leading Logistics company in the US, a US based Communication Equipment Company and a global credit card major.

Customer acquisitions in the US Retail sector included a Fortune 500 player in the office goods business and a leading sporting goods retail chain.

Satyam's dominant presence in the automotive sector was further strengthened with the addition of a leading Japanese auto component OEM, a European engine manufacturer and one of the world's largest tire and rubber products manufacturer to the customer list.

In the utilities sector, Satyam is implementing a prestigious Enterprise Application Integration **(EAI)** project, for a major national railway in the Asia-Pacific region wherein the legacy systems are being integrated with SAP. Also, Satyam played a key consulting and implementation role in a utilities project in the Middle East by recommending and designing a **customer centric enterprise information portal** for a merged entity comprising Dubai Ports Authority, Dubai Customs and the Jebel Ali Free Trade Zone Corporation. This portal would act as a single window for customers to interact and transact with the three entities now combined.

A large number of the new customers were attracted by Satyam's competencies in enterprise solutions area thus reinforcing the company's established leadership in this area.

Alliances & Partnerships

Satyam entered into a Premier Partnership with Ireland-based IONA® (NASDAQ: IONA), a leading e-Business Platform provider for Web Services Integration and one of the top five software companies in Europe. By partnering with IONA, Satyam shall be able to offer customers, a comprehensive and standards-based integration platform that connects their enterprise systems to support new and efficient business initiatives.

Satyam entered into a strategic partnership with California (USA) based, Commerce One, Inc. (NASDAQ: CMRC), a leading enterprise software company. Satyam will offer implementation of Commerce One solutions to enable customers build efficient and cost-effective relationships with business partners in the supply network.

Satyam's Solutions—Giving Customers the competitive edge

As a customer centric enterprise, Satyam is sharply focused on creating and implementing solutions crafted to provide its clients with the winning edge in a tough competitive environment. In a number of instances, Satyam has provided strategic consulting and implementation expertise to bring out measurable changes in the way clients' conducted their business.

Based on Satyam's Consulting and implementation of BPR and ERP, an Indian auto component manufacturer achieved a significant reduction in the time-to-market (18 months to nine months) for developing and productionizing new products. The company also increased its first-time-right quality to above 90 per cent and halved its number of vendors leading to significant financial savings besides competitiveness in a tough market place.

In another instance, Satyam has taken over the entire production support activity for one of the world's leading information infrastructure providers and has successfully transitioned the support work offshore resulting in cost savings and increased competitiveness.

The company is also developing the third generation of visual tools for a leading Japanese manufacturer of industrial automation products.

In the portal designing and content management space, Satyam has successfully reengineered the web portal for a leading global stock exchange, which involved creating a platform for a dynamic content display of real-time information.

Subsidiaries & Joint Ventures

For the quarter ending September 30, 2002, Satyam Infoway Limited (SIFY) has recorded a revenue of US$ 9.59 million, an increase of 13% over the second quarter of the financial year 2001-02 and an increase of 15% sequentially. Cash loss for the quarter was US$ 3.16 million, down 35% from the second quarter of the financial year 2001-02 and down 24% sequentially. The cash burn for the quarter was US$ 3.2 million. Cash burn includes a one time purchase consideration paid for acquisition of Wipro's corporate connectivity customers and the advance for procuring STM1 Fibre bandwidth paid to VSNL. Cash balance at the end of the quarter was US$ 9.1 million.

Satyam's stake in SIFY to reduce to 35% consequent to $20 million investment into SIFY by strategic investors

As announced earlier, Softbank Asia Infrastructure Fund(SAIF) and VentureTech have expressed their intentions to invest $20 million through a fresh issue of new shares/ADRs of SIFY. Upon completion of the entire transaction, Sify's equity base will expand from the current outstanding 23.2 million to 34.83 million equity shares.

After the consummation of the above transaction Satyam's holding in SIFY would reduce to 35% and Satyam will cease to have a controlling financial interest in SIFY. As per the applicable Indian and US GAAP literature, Satyam will account for its investment in SIFY using the equity method. Under which Satyam is required to account for SIFY's profit/loss proportionate to its holding in SIFY and will not be required to account for losses more than its investments. Since at present SIFY's cumulative losses exceed the investment of Satyam in SIFY, Satyam will not be required to account for further losses of SIFY in its financials.

In keeping with the significant decrease of Satyam's stake in SIFY and the intended active participation in SIFY by the new investors, Mr. Ramalinga Raju would step down from the Chairmanship of SIFY upon closure of all transactions.

The proposed investments from SAIF and VentureTech present SIFY an opportunity to extend its leadership in the internet space and to become profitable.

Vision Compass Inc. recorded a revenue of US$ 259,527 and a net income of US$ 66,957 for the quarter ended September 30, 2002.

Satyam Manufacturing Technologies Inc. (SMTI), a joint venture between Satyam and TRW, Inc., earned a revenue of US$ 8.25 million for the quarter ended September 30, 2002.

CA Satyam ASP Pvt. Ltd., a joint venture between Satyam Computer services and Computer Associates, recorded a revenue of Rs.0.75 crore (US$ 0.15 million) for the quarter ended September 30, 2002. During the quarter, the joint venture commenced the vehicle registration automation project for the Gujarat State Government.

Satyam to open 100% subsidiary in China

Satyam was amongst the first Indian IT services company to set up an office in China. Opportunities involving Satyam's existing global clients and proximate, culturally similar markets lead us to explore setting up a development center in China. Our intensive attempts to get "trading branch" status from the authorities proved futile and in order not to lose further time and opportunity, Satyam has decided to open a 100% subsidiary in China. The wholly foreign owned enterprise (WFOE) based at Shanghai will be operated with adequate controls to ensure profitable operations even within this financial year.

Nipuna Services Limited (BPO subsidiary)

The initial 200 seat facility of Nipuna Services Limited (Nipuna) at Hyderabad was inaugurated on October 17, 2002.

The company's facility is equipped with best of class computing and communications infrastructure. The center will particularly address the concerns of customers regarding Information and Data Security through a multi-level security strategy. A major initiative is the disaster recovery management system, which would match BS 7799 standards. Nipuna has also established a process quality initiative based on the eSCM model developed by Satyam in collaboration with Carnegie Mellon University.

Nipuna's first customer win is a large US construction equipment manufacturer for which it is executing a pilot involving back office operations relating to the manufacturing process.

Awards

Satyam's Offshore Service Delivery Program Cited as 'Industry Best Practice' by Aberdeen

Satyam's IT offshore service delivery program for NCR Teradata division has been listed as "one of the most compelling example of successful offshore service delivery" by Aberdeen Group's special report on 'Best Practices in Offshore Outsourcing'. NCR Teradata Division is a leading global supplier of data warehousing and Customer Relationship Management solutions. The report also stated that through this association, Teradata has reduced the development costs of its outsourced components by 40 per cent and significantly reduced product test-cycle times. Over the past six years, Satyam has provided NCR with a range of high-end development life-cycle capabilities, in addition to more traditional offshore product enhancement, maintenance and support services.

Satyam wins "Golden Peacock Award 2002 " for excellence in Corporate Governance

Satyam won the prestigious "Golden Peacock Award 2002" for Excellence in Corporate Governance in the private sector/ large companies category. This prestigious award is given every year by the Institute of Directors (IOD), New Delhi, a non-profit organization, which has been spearheading the quality movement in India. The winner was selected by a panel of eminent independent assessors headed by Justice A M Ahmadi, Former Chief Justice of Supreme Court.

Satyam's Support to World Bank Intranet Wins World-Wide Recognition

The World Bank's intranet site, designed and developed by Satyam has been ranked among the world's 10 best intranet sites from a list of 118 nominations from around the world, by the reputed US agency Nielsen Norman (NN) Group. The US-based NN Group is a web consultancy organization that specializes in helping companies to evaluate and restructure their Web strategies.

The World Bank has an ongoing project with Satyam's UXM Solutions (User Experience Management Solutions) group, based in India, both in the implementation of the design of input and display templates that are made available to the Bank's staff for publishing, navigation, and search. UXM Solutions specializes in delivering Internet and Intranet solutions that have a very high degree of usability. Satyam's UXM Solutions group focuses on Interaction Design, Usability, Online Branding and Content architecture for web-based solutions. Its list of prestigious clients includes some Fortune-10 companies.

B. Ramalinga Raju, Wins Corporate Citizen of the Year Award

Satyam Chairman B. Ramalinga Raju was awarded the Asia Business Leader Award 2002 for Corporate Citizen of the Year by the well known television channel CNBC. The Corporate Citizen of the Year Award acknowledges an outstanding corporate leader for his contributions to business, environment and community development. The Asia Business Leader Awards 2002 recognize excellence in business leadership in Asia.

Balance Sheet as at September 30, 2002

		As at 30.09.2002	As at 30.09.2001	Rs. in Lakhs As at 31.03.2002
I.	Sources of Funds :			
1.	Shareholders' Funds			
	(a) Share Capital	6,290.82	6,290.80	6,290.80
	(b) Reserves and Surplus	206,903.81	169,528.92	186,748.50
		213,194.63	175,819.72	193,039.30
2.	Loan Funds			
	Secured Loans	673.36	1,658.21	584.57
		213,867.99	177,477.93	193,623.87
II.	Application of Funds :			
1.	Fixed Assets			
	(a) Gross Block	75,470.99	62,169.67	73,924.86
	(b) Less: Depreciation	43,199.87	31,357.34	37,442.00
	(c) Net Block	32,271.12	30,812.33	36,482.86
	(d) Capital Work in Progress	2,945.27	5,515.55	3,806.56
		35,216.39	36,327.88	40,289.42
2.	Investments	14,348.15	14,947.40	14,024.58
3.	Current Assets, Loans and Advances			
	(a) Sundry Debtors	45,756.04	38,806.04	39,561.13
	(b) Cash and Bank Balances	129,756.37	94,231.08	109,834.13
	(c) Loans and Advances	17,103.43	14,841.87	12,925.85
		192,615.84	147,878.99	162,321.11
	Less: Current Liabilities and Provisions			
	(a) Current Liabilities	19,985.65	15,370.96	16,474.81
	(b) Provisions	8,290.13	6,317.08	6,470.16
		28,275.78	21,688.04	22,944.97
	Net Current Assets	164,340.06	126,190.95	139,376.14
4.	Deferred Tax (Assets)/Liabilities	36.61	(11.70)	66.27
		213,867.99	177,477.93	193,623.87

Notes to Accounts

*   Stand alone financials as per Indian GAAP

Profit and Loss Account for the quarter and half year ended September 30 , 2002

	Quarter Ended 30.09.2002	Quarter Ended 30.09.2001	Half year Ended 30.09.2002	Half Year Ended 30.09.2001	Rs. in Lakhs Year Ended 31.03.2002
Income					
Services					
—Exports	49,278.05	41,881.16	95,171.40	81,955.64	170,307.88
—Domestic	635.67	781.98	1,123.90	1,897.83	2,886.37
Other Income	591.35	2,687.28	1,357.87	3,599.43	7,115.28
	50,505.07	45,350.42	97,653.17	87,452.90	180,309.53
Expenditure					
Personnel Expenses	24,239.65	17,774.85	47,405.69	35,372.56	78,906.42
Operating and Administration Expenses	10,087.76	10,163.97	18,975.23	18,864.40	36,171.60
Financial Expenses	19.15	68.83	33.80	886.21	959.53
Depreciation	3,112.18	2,932.45	6,258.05	5,225.90	11,745.83
	37,458.74	30,940.10	72,672.77	60,349.07	127,783.38
Profit Before Taxation and Non-recurring/ Extraordinary Items	13,046.33	14,410.32	24,980.40	27,103.83	52,526.15
Provision for Taxation —Current	1,250.00	900.00	2,350.00	1,571.11	2,996.11
—Deferred	(19.22)	102.26	(29.66)	(21.76)	57.19
—Earlier years	—	—	—	—	460.00
Profit After Taxation and Before Non-recurring/ Extraordinary Items	11,815.55	13,408.06	22,660.06	25,554.48	49,012.85
—Provision for losses in subsidiaries	—	—	—	—	4,075.32
Profit after Taxation and Non-recurring/ Extraordinary Items	11,815.55	13,408.06	22,660.06	25,554.48	44,937.53
Add: Balance brought forward from previous year	107,439.08	72,459.32	96,594.57	60,312.90	60,312.90
Profit Available for Appropriation	119,254.63	85,867.38	119,254.63	85,867.38	105,250.43
Appropriations :					
Interim Dividend @ Rs.0.80 per Equity Share of Rs.2 each (2001-Rs.0.50 per Equity Share)	2,516.32	1,552.60	2,516.32	1,552.60	1,552.60
Final Dividend @ Rs. 0.70 per Equity Share of Rs. 2 each	—	—	—	—	2,173.64
Tax on distributed profits	—	158.37	—	158.37	158.37
Transfer to General Reserve	—	—	—	—	5,000.00
Forfeiture of Share Warrants—Upfront Consideration	—	—	—	—	(228.75)
Balance carried to Balance Sheet	116,738.31	84,156.41	116,738.31	84,156.41	96,594.57
Earnings Per Share before Non-recurring and Extraordinary items (Rs. per equity share of Rs. 2 each)					
Basic	3.76	4.26	7.20	8.34	15.78
Diluted	3.75	4.24	7.19	8.29	15.77
Earnings Per Share after Non-recurring and Extraordinary items (Rs. per equity share of Rs. 2 each)					
Basic	3.76	4.26	7.20	8.34	14.47
Diluted	3.75	4.24	7.19	8.29	14.46
No. of Shares used in computing Earnings Per Share					
Basic	314,540,330	314,540,000	314,540,166	306,521,421	310,519,726
Diluted	315,208,700	316,197,227	315,214,119	308,139,741	310,786,343

*   Stand alone financials as per Indian GAAP

9

Consolidated Financial Results as per US GAAP for the quarter and half year ended September 30, 2002

Sl.No.	Particulars	Quarter Ended 30-09-2002 (Unaudited)	Quarter Ended 30-09-2001 (Unaudited)	Half Year Ended 30-09-2002 (Unaudited)	Half year Ended 30-09-2001 (Unaudited)	Year Ended 31-03-2002 (Audited)
				In thousand US$		
1	Revenues	116,304	102,682	222,574	202,409	414,491
2	Gross Profit	48,176	46,344	90,023	89,124	175,495
3	Amortization and impairment of Goodwill	—	88,386	—	95,725	98,112
4	Profit / (Loss) before income taxes, and minority interest and equity earnings / (Losses) of associate companies	11,041	(69,509)	26,776	(66,089)	(4,879)
5	Minority Interest	4,334	56,290	8,593	64,558	73,406
6	Net Income / (Loss)	13,215	(37,639)	29,331	(29,030)	25,892
7	Earnings / (Loss) per Share					
	—Basic (US$)	0.04	(0.13)	0.09	(0.10)	0.08
	—Diluted (US$)	0.04	(0.13)	0.09	(0.10)	(0.08)

Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and half year ended September 30, 2002 is as follows:

Sl.No.	Particulars	Quarter Ended 30-09-2002 (Unaudited)	Quarter Ended 30-09-2001 (Unaudited)	Half year 30-09-2002 (Unaudited)	Half year Ended 30-09-2002 (Unaudited)	Year Ended 31-03-2002 (Audited)
				In thousand US$		
1	Net Profit as per Indian GAAP	24,300	28,307	46,441	54,190	94,373
2	Profit / (Loss) of Subsidiaries and Joint Ventures	(4,885)	(63,650)	(10,489)	(75,377)	(86,219)
3	Deferred Stock Compensation Charge	(425)	(2,475)	(910)	(5,401)	(10,479)
4	Amortization and impairment of Goodwill	—	(1,086)	—	(2,182)	(4,311)
5	Gain on sale of shares of Satyam Infoway Ltd. to GSIC	—	—	—	—	35,156
6	Sale of stake in SGE.	(2,339)	—	(2,339)	—	—
7	Charge off of put option to TRW, Inc.	(3,217)	1,797	(3,213)	1,369	(10,144)
8	Others (net)	(219)	(532)	(159)	(1,629)	(867)
9	Provision not required under US GAAP	—	—	—	—	8,383
10	Total Adjustments	(11,085)	(65,946)	(17,110)	(83,220)	(68,481)
11	Net Profit / (Loss) as per US GAAP	13,215	(37,639)	29,331	(29,030)	25,892

10

Operational parameters for Q2, fiscal 2003

Analysis of Revenue Growth (in %)

Particulars	Q2 2003	Q1 2003	Q2 2002	FY 2002
Increase / (Decrease) in revenue in US$ terms	8.39	0.56	2.72	35.92
Increase / (Decrease) in revenue due to change in:				
—Volume (Hours billed)	8.93	4.10	3.50	36.58
—Billing rate	(0.54)	(3.54)	(0.78)	(0.66)
—US$ exchange rate	(0.77)	0.79	0.86	6.04
Increase / (Decrease) in revenue in Rupee terms	7.62	1.35	3.58	41.96

Location wise break up of employees

Particulars	Q2 2003	Q1 2003	Q2 2002	FY 2002
Onsite	2,160	1,834	1,623	1,894
Offshore	5,769	6,053	5,653	5,603
Domestic	301	101	380	401
Total Technical	8,230	7,988	7,656	7,898
Support	723	738	741	736
Total	8,953	8,726	8,397	8,634

Changes in billing rates for the quarter (%)

Particulars	Sequential	Year on Year
Onsite	(0.58)	(7.35)
Offshore	(0.47)	(6.22)
Domestic	2.04	(11.03)

Utilisation / Loading rates (in %)

Particulars	Q2 2003	Q1 2003	Q2 2002	FY 2002
Onsite	98.00	94.68	95.41	93.05
Offshore	74.25	72.76	72.96	73.45
Domestic	88.49	68.86	65.77	73.69
Offshore with trainees	74.25	72.76	71.22	71.28

Break up of export revenue between offshore and onsite (%)

Location	Q2 2003	Q1 2003	Q2 2002	FY 2002
Offshore	47.04	49.38	54.89	53.96
Onsite	52.96	50.62	45.11	46.04
Total	100.00	100.00	100.00	100.00

Revenues by region (%)

Region	Q2 2003	Q1 2003	Q2 2002	FY 2002
North America	75.37	76.89	77.96	76.60
Japan	2.17	2.20	1.99	2.31
Europe	13.92	12.37	9.36	10.16
Rest of the World	8.54	8.54	10.69	10.93
Total	100.00	100.00	100.00	100.00

Concentration of revenues (%)

Revenues from	Q2 2003	Q1 2003	Q2 2002	FY 2002
Top client	17.85	19.17	18.25	19.80
Top 5 clients	40.67	43.15	39.59	40.35
Top 10 clients	53.89	55.81	52.03	52.33

Operational parameters for Q2, Fiscal 2003 (contd.)

Customer Information

Particulars	Q2 2003	Q1 2003	Q2 2002	FY 2002
New customers added	23	27	24	102
Number of active customers	266	267	230	263

Revenue by technology (%)

Technology	Q2 2003	Q1 2003	Q2 2002	FY 2002
Software Design and Development	49.22	46.95	52.15	52.11
Software Maintenance	26.67	25.63	32.15	29.65
Packaged Software Implementation	21.41	21.54	11.75	13.94
Engineering Design Services	2.70	5.88	3.95	4.30
Total	100.00	100.00	100.00	100.00

Revenue by line of business (%)

Line of business	Q2 2003	Q1 2003	Q2 2002	FY 2002
Banking & Finance	21.44	25.98	24.10	24.62
Insurance	13.05	15.54	13.95	14.30
Manufacturing	34.95	33.59	34.12	35.20
Telecommunication	11.42	8.14	11.52	10.48
Healthcare	3.25	1.43	1.87	1.22
Others	15.89	15.32	14.44	14.18
Total	100.00	100.00	100.00	100.00

Revenue by contract type (%)

Contract	Q2 2003	Q1 2003	Q2 2002	FY 2002
Time & Material	70.84	71.90	71.25	73.65
Fixed Bid	29.16	28.10	28.75	26.35
Total	100.00	100.00	100.00	100.00

Revenue from existing business and new business (%)

	Q2 2003	Q1 2003	Q2 2002	FY 2002
Existing business	78.88	84.56	85.25	86.14
New business	21.12	15.44	14.75	13.86
Total	100.00	100.00	100.00	100.00

Safe Harbor

This publication contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the publication include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements—Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at *www.sec.gov*.